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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               USDATA Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                   917294 10 0
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                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
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                      SCP Private Equity Partners II, L.P.
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                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                              Wayne, PA 19087-5055
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                                 April 25, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 917294 10 0
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         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917294 10 0                                                Page 1 of 9
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1.       NAME OF REPORTING PERSON.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  SCP Private Equity Partners II, L.P.
                  23-3037972

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [_]
                                                              (b)      [_]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS
         WC

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                            [_]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              0
     With*                                8.     Shared Voting Power
                                                 3,093,743
                                          9.     Sole Dispositive Power
                                                 0
                                          10.    Shared Dispositive Power
                                                 3,093,743

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,093,743

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
         [_]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         52%

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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

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CUSIP No. 917294 10 0                                                Page 2 of 9
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*        The total number of shares listed as beneficially owned by each of the
Reporting Persons herein has been adjusted to reflect the Issuer's one-for-five reverse stock split effective August 21, 2001 and includes accrued dividends on the Series B Preferred Stock and the Series C-1 Preferred Stock as of April 19, 2002.

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CUSIP No. 917294 10 0                                                Page 3 of 9
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1.       NAME OF REPORTING PERSON.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  SCP Private Equity II, LLC
                  23-3047235

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [_]
                                                              (b)      [_]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS
         AF

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                            [_]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              0
     With*                                8.     Shared Voting Power
                                                 3,093,743
                                          9.     Sole Dispositive Power
                                                 0
                                          10.    Shared Dispositive Power
                                                 3,093,743

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,093,743

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
         [_]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         52%

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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO

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CUSIP No. 917294 10 0                                                Page 4 of 9
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*        The total number of shares listed as beneficially owned by each of the
Reporting Persons herein has been adjusted to reflect the Issuer's one-for-five reverse stock split effective August 21, 2001 and includes accrued dividends on the Series B Preferred Stock and the Series C-1 Preferred Stock as of April 19, 2002.

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CUSIP No. 917294 10 0                                                Page 5 of 9

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          This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 9, 2001 (the "Schedule 13D"). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer

          On July 20, 2001, the Issuer exercised its right to sell 16,250 shares of the Option Preferred Stock to SCP L.P. under the Series C Agreement.

Item 3.   Source and Amount of Funds or Other Consideration

          SCP L.P. paid the Issuer $635,596, net of transaction costs, for the 16,250 shares of Option Preferred Stock issued to SCP L.P. on July 20, 2001. SCP L.P. funded the purchase with its working capital.

Item 4.   Purpose of Transaction

          On March 8, 2002, the Issuer and SCP L.P. entered into the First Amendment to the Series C Preferred Stock Purchase Agreement dated as of December 31, 2001 (which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference) (the "Amendment"). The Amendment extended the Option Preferred Stock draw-down period to December 31, 2002, eliminated the specified monthly target provisions and provided for additional warrant coverage equal to 50% of the remaining Option Preferred Stock. Under the Amendment, if the Issuer exercises its right to sell any part of the remaining 21,250 shares of Option Preferred Stock to SCP L.P., then the Issuer would issue a warrant to SCP L.P. for the purchase of shares of Series C-2 Preferred Stock in the amount of 50% of the number of Option Preferred Stock issued to SCP L.P.

          Except as set forth above and in the Schedule 13D, none of the Reporting Persons, the General Partner or any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of
Item 4 of Schedule 13D. However, all of SCP L.P.'s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of SCP L.P.'s interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

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CUSIP No. 917294 10 0                                                Page 6 of 9

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Item 5.   Interest in the Securities of the Issuer

  (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 3,093,743 shares of the Issuer's Common Stock (or 52% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P. The calculations of beneficial ownership herein, assume the conversion of the (1) Series B Preferred Stock of the Issuer held by SCP L.P. into 477,493 shares of the Common Stock of the Issuer; (2) Series C-1 Preferred Stock purchased by SCP L.P pursuant to the Series C Agreement into 1,116,250 shares of the Issuer's Common Stock; and (3) total number of Series C-2 Preferred Stock purchasable under the USDATA Warrant into 1,500,000 of the Issuer's Common Stock. The total number of shares listed as beneficially owned by each of the Reporting Persons herein has been adjusted to reflect the Issuer's one-for-five reverse stock split effective August 21, 2001 and includes accrued dividends on the Series B Preferred Stock and the Series C-1 Preferred Stock as of April 19, 2002.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          On April 25, 2002, the Issuer, SCP L.P., Safeguard Delaware, Inc. ("SDI") and Safeguard 2000 Capital, L.P. ("Safeguard 2000") entered into the Waiver of Certain Voting Rights for Preferred Stock (which is attached hereto as
Exhibit 2 and the terms of which are incorporated herein by reference) (the "Waiver"), under which SCP L.P., SDI and Safeguard 2000 agree to waive certain voting rights. Under the Waiver, if the Issuer issues additional securities, and as a result the conversion price of any of the outstanding Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock is reduced (under the Certificate of Designation for such preferred stock) to a price that is less than $0.28 (the "Threshold Price"), the holder of such preferred stock agrees to waive any voting rights it may be entitled to as a result of such issuance that are in excess of the voting rights it would have received had the conversion price instead been adjusted to an amount equal to the Threshold Price.

          Except as otherwise described in Item 4 and this Item 6 and in the
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the

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CUSIP No. 917294 10 0                                                Page 7 of 9

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Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          The following documents are filed as exhibits to this Schedule 13D:

          1. First Amendment to the Series C Preferred Stock Purchase Agreement dated as of December 31, 2001.

          2. Waiver of Certain Voting Rights for Preferred Stock dated as of April 25, 2002.

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CUSIP No. 917294 10 0                                                Page 8 of 9

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                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SCP Private Equity Partners II, L.P.

                           By: SCP Private Equity II General Partner, L.P., its General Partner

                           By:  SCP Private Equity II, LLC,
                                its Manager

                           By:        /s/ Wayne B. Weisman
                                      -----------------------------------
                           Name:      Wayne B. Weisman
                                      -----------------------------------
                           Title:     Manager
                                      -----------------------------------


                       SCP Private Equity II, LLC



                           By:        /s/ Wayne B. Weisman
                                      -----------------------------------
                           Name:      Wayne B. Weisman
                                      -----------------------------------
                           Title:     Manager
                                      -----------------------------------

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CUSIP No. 917294 10 0                                                Page 9 of 9

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                                  EXHIBIT INDEX

Exhibit 1 First Amendment to the Series C Preferred Stock Purchase Agreement dated as of December 31, 2001.

Exhibit 2 Waiver of Certain Voting Rights for Preferred Stock dated as of April 25, 2002.